[ELLIS FUNK, P.C. LETTERHEAD]

May 1, 2009

Ms. Rolaine S. Bancroft
Special Counsel
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

  Re:
  Amendment No. 2 to Registration Statement on Form S-3
  Filed April 27, 2009
  File No. 333-153282

Dear Ms. Bancroft:

        We have today filed with the Commission on the EDGAR system Amendment No. 3 to the above-referenced Registration Statement. This letter is in response to the Staff's comment letter issued on April 30, 2009, with respect to the above-referenced matter concerning Allegiant Travel Company (the "Company"). The following responds to the item numbers in the Staff's comment letter:

Exhibit 5.1

1.
We note the first sentence of the second to last paragraph. Please revise the opinion to delete this qualification on the jurisdiction.

Company Response:

In response to the Staff's comment, we have deleted this sentence.

2.
We note your statement in the second to last paragraph that you do not express any opinion concerning any law other than corporate law provisions of the Nevada Revised Statutes. Please revise to state that your opinion is based on the laws of the State of Nevada.

Company Response:

We have revised the next to last paragraph of the legal opinion to address this comment.

3.
We note your disclosure on page 14 of the Form S-3 that the indenture and the debt securities and guarantees will be construed in accordance with and governed by the laws of the State of New York. Please provide an opinion with respect to New York law.

Company Response:

We have revised the next to last paragraph of the legal opinion to address this comment.

No other changes have been made to the Registration Statement as previously amended except for a clarifying addition to the registration fee table and the correction of an error in the table of contents.

The Company hereby acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

  •
  SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

        Please confirm that the foregoing satisfies the concerns expressed in the Staff's comment letter and that the Staff has no other issue with declaring the Registration Statement effective. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg

Robert B. Goldberg

RBG:jll

cc:
Maurice J. Gallagher, Jr.
Andrew C. Levy